January 25, 2008

MRMS FULLNAME
AADDRESS1
AADDRESS2
AADDRESS3
CITY, STATE, ZIP

Dear SALUTATION:

2007 will certainly go down as one of the more interesting years, from a stock market perspective.   The first half experienced strong overall gains, with a continuation of the robust acquisition activity that characterized the market for the prior two years.   All that changed in the month of July when the credit markets seized up, causing volatility and declines that continued through the second half of 2007.   At Fiduciary Management, our small cap and large cap portfolios finished the year roughly in line with the benchmarks.   Specifically, our small cap composite declined 1.07%, slightly outperforming the Russell 2000 Index’s decline of 1.55%.   Our large cap composite advanced 4.52% versus a gain of 5.50% for the S&P 500. The longer-term performance is outlined in the following tables.

Fiduciary Management, Inc. - Large Cap Equity Composite      Annualized % Returns as of December 31, 2007
1 Year	3 Years	5 Years	Since Inception

Fiduciary Large Cap Equity

4.52	10.45	16.61	12.29

Standard & Poor’s 500 Index

5.50	8.62	12.83	3.30
          Inception:   12/31/2000

Fiduciary Management, Inc. - Small Cap Equity Composite       Annualized % Returns as of December 31, 2007
1 Year	3 Years	5 Years	10 Years	Since Inception

Fiduciary Small Cap Equity

-1.07	9.10	14.82	10.23	15.44

Russell 2000 Index

-1.55	6.81	16.25	7.08	11.83
          Inception:   01/01/1980

I have enclosed our December Investment Strategy Outlook letter, which gives you our perspective on the current economic and stock market landscape.

For most of the past year, the market appears to have favored a growth and momentum approach. Many of the favored stocks are in heavily cyclical and commodity-oriented sectors. It’s doubtful that these stocks will hold up in the face of a slowing worldwide economy. With growth back in favor, the relative value for our portfolios has become very attractive in recent months. A number of the companies have increased in intrinsic value over the past twelve months, while their stock prices have stalled.   The valuation disparity relative to the respective index is illustrated in the tables below:

FMI LARGE CAP COMPOSITE RELATIVE TO THE STANDARD & POOR’S 500 INDEX	FMI Large Cap Composite	Standard & Poor’s 500 Index	FMI Large Cap Composite Discount to S&P 500 Index As of 12/31/07
Weighted Average P/E Ratio – 12 Months Ended 2007	13.8x	18.4x	25%
Weighted Average P/E Ratio – 2008 Estimates	12.3x	15.7x	22%
Latest 12 Months Price/Sales Ratio	1.4x	2.8x	50%
Latest 12 Months Weighted Average EV/EBITDA (Q4 Estimate)	8.0x	11.6x	31%
Price/Book Value	2.8x	4.5x	38%

MRMS FULLNAME
January 25, 2008

FMI SMALL CAP COMPOSITE RELATIVE TO THE RUSSELL 2000 INDEX	FMI Small Cap Composite	Russell 2000 Index	FMI Small Cap Composite Discount to Russell 2000 Index As of 12/31/07

Weighted Average P/E Ratio – 12 Months Ended 2007

	15.4x	27.5x	44%

Weighted Average P/E Ratio – 2008 Estimates

	13.8x	23.3x	41%

Latest 12 Months Price/Sales Ratio

	1.0x	3.6x	73%

Latest 12 Months Weighted Average EV/EBITDA (Q4 Estimate)

	7.3x	16.7x	57%

Price/Book Value

	2.0x	4.4x	55%

The large cap portfolio sells at a 22% to 50% discount to the S&P 500, depending on the valuation metric, while the small cap portfolio trades at a discount of 41% to 73% on these five measures versus the Russell 2000.   We like owning these quality companies at these types of discounts!

We are extremely pleased to have the FMI Large Cap Fund listed in Money magazine as one of the “Money 70 Funds for the Long Run.” [Wang, Penelope and Updegrave, Walter. Money February (2008): 69-89.] The article states that these are funds of “high quality … that you can use as building blocks in constructing a prudent, well-balanced portfolio.”    With specific regard to the FMI Large Cap Fund, the authors commented, “This low-cost fund also invests in blue chip stocks.   The managers’ risk-averse approach kept the fund out of troubled financial stocks recently, which helped it rank in the top 24% of its peers over the past three years.   More important, FMI’s consistent investing style makes it a better portfolio building block over time.”   There were ten funds recommended in the Large Cap category of The Money 70 funds, and our Fund posted the best five-year compounded return in that group, at 15.4% per year.

As of this writing, year-to-date through January 25th, both of our portfolios have nicely outperformed their respective benchmarks, albeit both are in negative territory.   An attractively valued portfolio doesn’t insure against declines, but for long-term investors, it is great comfort. 2008 could be difficult, but we say that at the beginning of every year.   Our confidence tends to be inversely proportional to valuation. Thus, we are more confident today than we were six months ago. As more and more people become worried about the economy and the stock market, the better the long-term appreciation potential becomes for equity investors. Our portfolios are loaded with high quality franchises that are attractive for investors with a multi-year time horizon. If you would like to discuss either the large or the small cap strategy, I would welcome the opportunity to discuss them with you. Thank you for your interest in our firm and we wish you a very prosperous 2008.

Sincerely,

Ted D. Kellner, CFA
Chairman and
Chief Executive Officer

pmh

Enclosures

FMI Large Cap Fund Disclosure Footnote

The average annual total returns of the FMI Large Cap Fund for 1 year, 5 Year and inception (12/31/01) periods ended December 31, 2007 were: 4.11%, 15.43%, and 9.69%, respectively.

The returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by visiting www.fmifunds.com.

For more information about the FMI Large Cap Fund, call (800) 811-5311 for a free prospectus. Please read the prospectus carefully to consider the investment objectives, risks, charges and expenses, before investing or sending money. The prospectus contains this and more information about the FMI Large Cap Fund. Please read the prospectus carefully before investing.

100 East Wisconsin Avenue, Suite 2200
Milwaukee, Wisconsin 53202
414-226-4545

INVESTMENT STRATEGY OUTLOOK – SMALL CAP EQUITY
Quarter Ended December 31, 2007

December 12, 2007

Portfolios lost approximately -6.1% in the December quarter and were down about -1.1 % for the calendar year. This compares to the Russell 2000 Index return of -4.6% in the quarter and -1.6% for the calendar year.  Volatility and generally weak performance earmarked the quarter. This sort of environment would typically be good for value-oriented managers, but as has been the case for the past several quarters, growth managers performed better. As discussed in our last letter, the strength in the market is being driven by a fairly narrow group of stocks, largely in the technology, energy and materials sectors. A growth and momentum mentality has returned after a seven-year hiatus and atypically, this has held even in a difficult market, at least in the very short run.   It is especially frustrating for FMI, as we correctly anticipated the mortgage and credit problems in the banking and brokerage area and avoided most of the damage here. However, we have become increasingly more positive about the long-term prospects for our small cap portfolios, at least on a relative basis, given the more attractive valuations and balance sheets that remain very solid.

Below we outline some of the recent events and economic factors that have influenced the investment landscape, and conclude with some comments about the future.

The Economy

After the slowdown in the September quarter of 2006, economic growth accelerated and stayed fairly robust through the third quarter of 2007. The September 2007 quarter’s strength (4.9% Gross Domestic Product growth) is a little deceptive, as inventories grew substantially. The fourth quarter is widely believed to have slowed dramatically, perhaps even to 0.0% real growth. This would bring the rate of real GDP growth for the year to approximately 2.3%. Early readings from the holiday retail scene have been poor, the Federal Reserve Board’s Beige Book revealed incremental weakness, housing prices continued to deflate, consumer confidence has fallen substantially, and the labor markets have lost some steam. In short, a consumer recession may be unfolding.

Following is a remarkable chart we put together using Federal Reserve data. It shows owners’ equity as a percentage of household real estate on a year-by-year basis, going back to 1945.   The starting point reflects a very high level of equity stemming from the extreme conservatism in the aftermath of the Great Depression and World War II. As soldiers and others began families and reignited domestic consumption, optimism prevailed and lots of mortgages were issued (not the no-money-down kind). This drove the percent of equity down to the roughly 65-70% range, where it remained for approximately another twenty years. Over the past fifteen years, and particularly the last six or seven, equity plummeted, even while home prices grew at an unprecedented rate.    Clearly, consumers were pulling money out of their homes even faster than the homes were appreciating. The big question is how much this aided consumption -- and now that the game is over, how much it detracts from future consumption. The studies we have seen suggest this phenomenon boosted consumption by 0.5-1.0% per year, so it would be logical to assume the growth penalty will be about the same.

Source:   Federal Reserve Board. Table B.100: "Balance Sheet of Households and Nonprofit Organizations: Owners Equity as a Percentage of Household Real Estate." Flow of Funds Accounts of the United States (1945-2006). December 6, 2007.   http://www.federalreserve.gov.

You have seen us publish the following savings rate chart a few times over the years. One of the arguments proffered to explain the low savings rate is that consumers were saving in other ways not captured by the official measurement. Rising real estate values have repeatedly been cited as a source of savings not represented in the official data. The Owners’ Equity chart debunks this explanation. It is reasonable to assume, as some economists do, that official savings are understated due to other financial holdings. The official rate does not pick up other forms of savings

Sources: Bureau of Economic Analysis; Federal Reserve Board • Copyright © 2007 Crandall,
Pierce & Company.   All rights reserved. Shaded areas represent recessionary periods.
such as unrealized capital gains or pension and retirement gains, but these gains would have to have been a growing factor over time to explain the rapid falloff in the official rate in recent years. We think the official measurement, whose calculation has not changed significantly in decades, fairly portrays that U.S. consumers have generally overspent their income in recent years. The $650 billion trade deficit supports this view, too.   Now the adjustment process is underway.

The weakening consumer outlook and the highly publicized mortgage fiasco were undoubtedly on the minds of the Federal Reserve governors when they cut the Fed Funds rate for the third time on December 11. The Bernanke Fed may be no more willing to take pain than the Greenspan Fed, as evidenced by these moves, even in the face of a dollar that is under assault and inflation that continues to escalate. The Economist reports that the dollar’s value against a basket of leading currencies tracked by the Fed recently hit an all time low; in 2002 the euro was worth $0.86, and today it is worth $1.47. It is unlikely that the U.S. dollar will lose its place as the world’s preeminent currency, but the chinks in the armor are certainly visible.

The-mid December Consumer Price Index (CPI) release showed a year-over-year increase of 4.3%. The Leuthold Group, a highly respected research firm we have cited in the past, believes the CPI will peak in the first quarter at 5.0%. Leuthold and several noted economists think CPI understates inflation. Through hedonic prices, the government statisticians ascribe quality adjustments to various goods, which in effect, reduces their official CPI value. By way of example, Leuthold shows that since 1979, the average price of a car has gone from $6,847 to over $34,000 (5.9% compounded). The CPI hedonically adjusted series is up just 1.7%. Electronics and other big-ticket items are even more distorted. Nobody is hedonically adjusting your salary!   Anecdotally, we note year-over-year increases in a number of important items: gasoline, 33%; a loaf of bread, 11%; milk, 25%; and a plumber or electrician, 10%.   While we do not foresee wages getting out of hand, which would be very worrisome, the Fed’s relative indifference toward inflation (and the value of the dollar) is perplexing.

Overall, the economy appears to be slowing, but not falling apart. We would not be surprised if the next several quarters looked recessionary.   The outlook is subdued, mainly due to slower consumer spending resulting from fewer home equity dollars being reconstituted into retail purchases. Higher unemployment has not been a factor thus far, although that could play out in 2008.   Exports should remain fairly strong, mitigating some of the domestic slowdown. We think the economy would benefit from the adjustments that typically come in slowdowns and recessions, namely, a higher savings rate. This would put the consumer on more solid footing for the future and help balance out trade. Normally, we wouldn’t be overly concerned about the trade deficit, but since foreign investors seem less willing to recycle their export earnings into dollar - denominated assets, it makes sense to reduce this pressure.

Mortgages, et al

In a recent Barron’s editorial, Thomas Donlan said, “The work of Wall Street is often to introduce people who should not borrow to people who should not lend.” This beautifully captures the essence of what happened from 2002-2006. The fundamental issue is that people who had no business buying a home were encouraged to do so. So were the speculators and the fraudsters (spurred by easy credit). Taking subprime and “Alt-A” loans through Wall Street’s alchemy machine -- turning them into investment grade securities, which in turn were used as collateral for additional securities -- will go down as one of the most spectacular excesses in investment history. Now the politicians want to bail out the subprime borrowers, or at least some of them facing adjustable rate increases, in a hastily concocted, highly convoluted rescue plan.   Your first clue that the cure will be worse than the disease is when politicos from both sides agree that, “We have got to do something drastic, and we have to do it quickly.”

Does anybody else think it noteworthy that the highest delinquency rate since 1986 (third quarter of 2007: 5.59% overall, 16.31% subprime) took place in a 4.0% real GDP growth economy with near record low 4.6% unemployment? Delinquencies are not up because rates have gone up; that has yet to occur. They are not up because the economy is weak, or because jobs have been lost; that hasn’t happened.   Mortgages are going bad because people who had no business buying houses bought houses!   Why should we bail out a borrower who was credulous enough to believe he could handle a $400,000 loan with an income of $55,000? Additionally, there will be great difficulty determining who should get forbearance, raising fairness issues. A bailout also jeopardizes the sanctity of contracts. Many of these mortgages have been packaged into pools and purchased by investors. Unilaterally changing the terms of the indenture poses an enormously bad precedent. As you might expect, Washington is hinting at more involvement by the Federal Housing Administration (FHA: code words for taxpayer bailout).

Deutsche Bank and other firms have tried to estimate the magnitude of the mortgage crisis. The best guess is that there will be $75 billion to $350 billion of additional portfolio or balance sheet markdowns ($75 billion have already been taken). The ultimate losses will not be known for years. The Wall Street Journal believes total losses will be about as great as that of the Savings & Loan crisis in the 1985-1995 period. Although the numbers are large, it is important to keep a couple of things in mind. First, the economy is huge and the underlying capital far exceeds these losses.   Second, most of the participants are professionals. Caveat Emptor. Wall Street traders, hedge funds and CNBC/Cramer all whine for rate relief under the guise that it will save the economy (along with freedom and democracy).   Protecting speculative behavior is a classic moral hazard. It is beneficial for our system that participants are reminded periodically that excessive speculation results in loss. It will be healthy to see strong balance sheets mean something again. It is sad to have to mention Cramer and Bernanke in the same sentence, but both seem deathly afraid of a recession.   Despite the gruesome headlines, we do not see it causing permanent damage to the real economy.

As this is written (mid-December), Citigroup, after denying they were obligated to provide support to faltering structured investment vehicles (SIVs), assumed at least $49 billion of debt to avoid forced asset sales. These moves follow on the heels of HSBC’s $45 billion SIV remedial action. It also quietly ended the notion that a “super conduit” SIV could somehow save these companies from facing the music. The SIV fiasco is another example of how banks and brokers booked income without taking reserves for promises or implied promises. The obligations were not reflected on the balance sheet, thereby giving the illusion that returns on assets and equities (ROA and ROE) were quite attractive, when in fact they were not. It will come as no surprise that the ultimate losses will vastly exceed the “profits” these schemes generated in the manic phase.

Citigroup’s SIV bomb follows a $5.9 billion write-down in their collateralized debt obligation (CDO) portfolio. Analysts speculate that an additional $11 billion CDO markdown is needed to reflect prevailing conditions. Incidentally, Citigroup’s equity is $127 billion (and falling), supporting $2.35 trillion of assets… a pretty skinny 5.4% equity-to-assets ratio. While the CDO nightmare is a little bit different than the SIV issue, in spirit they are the same. Citigroup was able to garner huge fees for creating and investing in CDOs even though the underlying economics were not sound. The ultimate losses will not be known for years.

As most of these structured finance schemes dry up, there is fear of a widespread credit crunch. Some economic commentators claim we are already in a liquidity and credit squeeze. Each day we get a new round of bank announcements about extraordinary reserve actions. PNC, Wachovia, Bank of America… the list goes on. Banks are leery of lending to each other, creating a sizeable gap between Libor rates and the Fed Funds rate. The Fed recently extended $40 billion of loans to the banking system. Frankly, we think it is unseemly for the Fed to be running around injecting liquidity, lowering rates, brokering deals and so forth in an effort to save companies from atoning for their sins. The ultimate cure is cleaner and quicker if the free market is allowed to work.

Furthermore, while there is clearly some credit tightening, we do not buy the argument that we are in a credit crunch.   Creditworthy borrowers have access to financing. There are pools of capital everywhere, as evidenced by the recent capital infusions into Citigroup, UBS, eTrade, and MBIA. There are pools of capital buying land from desperately overextended homebuilders. Hedge funds are investing in nonperforming bank loans. There are bankers crawling over each other for garden-variety asset-based lending. The media is full of advertising for mortgages, car loans and credit cards.   Yes, the standards are higher for getting money, but that is a good, not a bad thing.   Credit standards were loose for so long, it is not surprising that there is some retrenchment. Some markets, such as Florida and California, may get even more difficult. If credit does become scarce in certain circumstances and a CountryWide or Washington Mutual goes bankrupt, it would likely rattle the markets in the near term, but we do not think it would have an especially negative long-term impact. The pool of money around the world is too large.

Corporate Profits and Valuation

Standard & Poor’s 500 Index (S&P 500) earnings dropped 8.0 % in the September quarter -- the first decline in over five years. Final numbers for the broader market are not yet available, but they look similar. Fourth quarter earnings growth also appears to be coming in negative.   Falling financial company earnings were a large factor in the back half of 2007 and may continue to put a damper on profits in 2008. Stubbornly high energy and raw material costs have impacted a broad swath of other industries.   Currently, the 2008 price-to-earnings (P/E) multiple for the S&P 500, based on the midpoint of Goldman Sachs’ operating and reported estimates , is 15.3. For the Russell 2000 it is approximately 22 , based on consensus bottom-up estimates. While these valuation measures are only modestly above long-term averages, other metrics such as price-to-sales, enterprise value-to-earnings before interest, taxes, depreciation and amortization (EV/EBITDA), and price-to-cash flow remain well above historical averages.

Outlook

Making any kind of definitive statement about future earnings or returns is hazardous. Earnings and returns fluctuate wildly over the short run. Two years ago we showed that only four times in the 51-year history of the S&P 500 did the annual return fall within two percentage points on either side of the long term average of 10.0%. Returns of 15.8% for 2006 and 5.5 % for 2007 were both outside of the range . Earnings growth has averaged 7.9% on an operating basis and approximately 7.0% on a reported basis over the past half-millennium, but the overall volatility of this series has also been very high. Only three of the past 52 years fall within two percentage points on either side of the 7.0 % average growth rate.   It is always amusing to listen to the experts predict with confidence what earnings and returns will look like in the coming year. Most play it safe with a mid-to-high single-digit growth rate estimate, almost assuring themselves of a bad miss.

Our portfolios are more attractive today than they have been in some time. That will not ensure great performance, but it is a good start. On most valuation measures, the portfolios are trading at greater than a 30% discount to the Russell 2000. The balance sheets are stronger and return on invested capital (ROIC) is above average. This gives us confidence over our standard three-to-five-year investment time horizon.   Investors may have to endure some pain in the aftermath of the mortgage debacle, but we do not think it will last a long time.

Thank you for your confidence in Fiduciary Management, Inc.

Fiduciary Management, Inc.
Small Cap Equity Composite
12/31/1996 - 12/31/2007

Year	Total Return Gross of Fees %	Total Return Net of Fees %	*Benchmark Return %	Number of Portfolios	Dispersion %	Total Composite Assets End of Period ($ millions)	Total Firm Assets End of Period ($ millions)	Percentage of Firm Assets %
1997	29.30	28.36	22.36	142	3.63	$ 698.8	$ 1,063.0	65.74%
1998	-4.63	-5.35	-2.55	138	2.53	$ 557.5	$ 1,014.0	54.98%
1999	4.73	3.90	21.26	129	2.80	$ 478.2	$ 943.1	50.71%
2000	15.89	15.04	-3.02	113	2.56	$ 483.7	$ 1,155.9	41.85%
2001	20.42	19.57	2.49	125	1.88	$ 587.2	$ 1,458.2	40.27%
2002	-4.78	-5.46	-20.48	154	1.47	$ 649.7	$ 1,731.0	37.53%
2003	27.18	26.22	47.25	167	1.93	$ 1,206.9	$ 2,927.0	41.23%
2004	20.85	20.28	18.33	181	1.01	$ 1,486.6	$ 3,085.8	48.18%
2005	10.95	10.40	4.55	186	0.78	$ 1,605.8	$ 3,174.4	50.59%
2006	18.36	17.80	18.37	147	0.73	$ 1,606.8	$ 3,589.4	44.77%
2007**	-1.07	-1.58	-1.55	161	0.85	$ 1,520.9	$ 3,960.0	38.41%

*Benchmark: Russell 2000 Index®
** Returns are subject to reconciliation and verification.

Returns reflect the reinvestment of dividends and other earnings.

The above table reflects past performance.   Past performance does not guarantee future results.   A client's investment return may be lower or higher than the performance shown above.  Clients may suffer an investment loss.

Fiduciary Management, Incorporated (FMI) of Milwaukee has prepared and presented this report in compliance with the Global Investment Performance Standards (GIPS®).   FMI has received a firm-wide GIPS verification for the period 12/31/1993 – 09/302007. In addition, the FMI Small Cap Equity Composite has received a performance examination for the same period.

FMI was founded in 1980 and is an independent investment-counseling firm registered with the SEC and the State of Wisconsin. The firm manages over $4.0 billion in assets of pension and profit sharing trusts, mutual funds, Taft-Hartley funds, insurance company portfolios, endowments and personal trusts. The firm includes both institutional and mutual fund business. Although the firm has participated in wrap programs, it is a separate and distinct business, and is excluded from firm-wide assets.

The FMI Small Cap Equity Composite was created in January 1980.   These accounts primarily invest in small to medium capitalization US equities.

The FMI Small Cap Equity Composite reflects time-weighted and asset-weighted returns for all discretionary accounts, with a market value greater than $500,000 as of month end. A small percentage of composite assets (typically ranging from 0-5%) historically have been invested in unmanaged fixed income securities at the direction of account holders.    From December 31, 1993 thru September 30, 2002 all accounts included were managed for at least one quarter, from October 1, 2002 to present all accounts were managed for at least one month. All returns are calculated using United States Dollars and are based on monthly valuations using trade date accounting. All accounts in this composite are fee paying. Gross of fees returns are calculated gross of management fees and custodial fees and net of transaction costs.   Net of fees returns are calculated net of management fees and transaction costs and gross of custodial fees. Dispersion is calculated using the standard deviation of all accounts in the composite for the entire period.

Currently, the advisory fee structure for the FMI Small Cap Equity Composite portfolios is as follows:

Up to $25,000,000                                      0.90%
$25,000,001-$50,000,000                          0.85%
$50,000,001-$100,000,000                        0.75%
$100,000,001 and above                             0.65%

The firm generally requires a minimum of $3 million in assets to establish a discretionary account. High Net Worth individuals may establish an account with a minimum of $1,000,000, however, the firm reserves the right to charge a minimum dollar fee for High Net Worth individuals depending on the client servicing involved. The minimum account sizes do not apply to new accounts for which there is a corporate, family, or other substantial relationship to existing accounts.   In addition, the firm reserves the right to waive the minimum account size and minimum annual fee under certain circumstances. A complete list and description of all firm composites is available upon request.
Additional information regarding policies for calculating and reporting returns is also available upon request.

The Russell 2000 Index® is an unmanaged index generally representative of the U.S. market for small capitalization stocks. FMI uses the Russell 2000 Index® as its primary index comparison.

100 East Wisconsin Avenue, Suite 2200
Milwaukee, Wisconsin 53202
414-226-4545

INVESTMENT STRATEGY OUTLOOK – LARGE CAP EQUITY
Quarter Ended December 31, 2007

Mid-December, 2007

Portfolios lost approximately -2.2% in the December quarter and returned about 4.5% for the calendar year. This compares to the Standard & Poor's 500 Index return of -3.3% in the quarter and 5.5% for the calendar year. Volatility and generally weak performance earmarked the quarter. This sort of environment would typically be good for value-oriented managers, but as has been the case for the past several quarters, growth managers performed better. As discussed in our last letter, the strength in the market is being driven by a fairly narrow group of stocks, largely in the technology, energy and materials sectors. A growth and momentum mentality has returned after a seven-year hiatus and atypically, this has held even in a difficult market, at least in the very short run. It is especially frustrating for FMI, as we correctly anticipated the mortgage and credit problems in the banking and brokerage area and avoided most of the damage here. However, we have become increasingly more positive about the long-term prospects for our large cap portfolios, at least on a relative basis, given the more attractive valuations and balance sheets that remain very solid.

Below we outline some of the recent events and economic factors that have influenced the investment landscape, and conclude with some comments about the future.

The Economy

After the slowdown in the September quarter of 2006, economic growth accelerated and stayed fairly robust through the third quarter of 2007. The September 2007 quarter's strength (4.9% Gross Domestic Product growth) is a little deceptive, as inventories grew substantially. The fourth quarter is widely believed to have slowed dramatically, perhaps even to 0.0% real growth. This would bring the rate of real GDP growth for the year to approximately 2.3%. Early readings from the holiday retail scene have been poor, the Federal Reserve Board's Beige Book revealed incremental weakness, housing prices continued to deflate, consumer confidence has fallen substantially, and the labor markets have lost some steam. In short, a consumer recession may be unfolding.

Following is a remarkable chart we put together using Federal Reserve data. It shows owners' equity as a percentage of household real estate on a year-by-year basis, going back to 1945. The starting point reflects a very high level of equity stemming from the extreme conservatism in the aftermath of the Great Depression and World War II. As soldiers and others began families and reignited domestic consumption, optimism prevailed and lots of mortgages were issued (not the no-money-down kind). This drove the percent of equity down to the roughly 65-70% range, where it remained for approximately another twenty years. Over the past fifteen years, and particularly the last six or seven, equity plummeted, even while home prices grew at an unprecedented rate. Clearly, consumers were pulling money out of their homes even faster than the homes were appreciating. The big question is how much this aided consumption -- and now that the game is over, how much it detracts from future consumption. The studies we have seen suggest this phenomenon boosted consumption by 0.5-1.0% per year, so it would be logical to assume the growth penalty will be about the same.

Source:   Federal Reserve Board. Table B.100: "Balance Sheet of Households and Nonprofit Organizations: Owners Equity as a Percentage of Household Real Estate." Flow of Funds Accounts of the United States (1945-2006). December 6, 2007.   http://www.federalreserve.gov.

You have seen us publish the following savings rate chart in the past. One of the arguments proffered to explain the low savings rate is that consumers were saving in other ways not captured by the official measurement. Rising real estate values have repeatedly been cited as a source of savings not represented in the official data. The Owners' Equity chart debunks this explanation. It is reasonable to assume, as some economists do, that official savings are

Sources: Bureau of Economic Analysis; Federal Reserve Board • Copyright © 2007 Crandall,
Pierce & Company.   All rights reserved. Shaded areas represent recessionary periods.
understated due to other financial holdings. The official rate does not pick up other forms of savings such as unrealized capital gains or pension and retirement gains, but these gains would have to have been a growing factor over time to explain the rapid falloff in the official rate in recent years. We think the official measurement, whose calculation has not changed significantly in decades, fairly portrays that U.S. consumers have generally overspent their income in recent years. The $650 billion trade deficit supports this view, too. Now the adjustment process is underway.

The weakening consumer outlook and the highly publicized mortgage fiasco were undoubtedly on the minds of the Federal Reserve governors when they cut the Fed Funds rate for the third time on December 11. The Bernanke Fed may be no more willing to take pain than the Greenspan Fed, as evidenced by these moves, even in the face of a dollar that is under assault and inflation that continues to escalate. The Economist reports that the dollar's value against a basket of leading currencies tracked by the Fed recently hit an all time low; in 2002 the euro was worth $0.86, and today it is worth $1.47. It is unlikely that the U.S. dollar will lose its place as the world's preeminent currency, but the chinks in the armor are certainly visible.

The-mid December Consumer Price Index (CPI) release showed a year-over-year increase of 4.3%. The Leuthold Group, a highly respected research firm we have cited in the past, believes the CPI will peak in the first quarter at 5.0%. Leuthold and several noted economists think CPI understates inflation. Through hedonic prices, the government statisticians ascribe quality adjustments to various goods, which in effect, reduces their official CPI value. By way of example, Leuthold shows that since 1979, the average price of a car has gone from $6,847 to over $34,000 (5.9% compounded). The CPI hedonically adjusted series is up just 1.7%. Electronics and other big-ticket items are even more distorted. Nobody is hedonically adjusting your salary! Anecdotally, we note year-over-year increases in a number of important items: gasoline, 33%; a loaf of bread, 11%; milk, 25%; and a plumber or electrician, 10%. While we do not foresee wages getting out of hand, which would be very worrisome, the Fed's relative indifference toward inflation (and the value of the dollar) is perplexing.

Overall, the economy appears to be slowing, but not falling apart. We would not be surprised if the next several quarters looked recessionary. The outlook is subdued, mainly due to slower consumer spending resulting from fewer home equity dollars being reconstituted into retail purchases. Higher unemployment has not been a factor thus far, although that could play out in 2008. Exports should remain fairly strong, mitigating some of the domestic slowdown. We think the economy would benefit from the adjustments that typically come in slowdowns and recessions, namely, a higher savings rate. This would put the consumer on more solid footing for the future and help balance out trade. Normally, we wouldn't be overly concerned about the trade deficit, but since foreign investors seem less willing to recycle their export earnings into dollar-denominated assets, it makes sense to reduce this pressure.

Mortgages, et al

In a recent Barron's editorial, Thomas Donlan said, "The work of Wall Street is often to introduce people who should not borrow to people who should not lend." This beautifully captures the essence of what happened from 2002-2006. The fundamental issue is that people who had no business buying a home were encouraged to do so. So were the speculators and the fraudsters (spurred by easy credit). Taking subprime and "Alt-A" loans through Wall Street's alchemy machine -- turning them into investment grade securities, which in turn were used as collateral for additional securities -- will go down as one of the most spectacular excesses in investment history. Now the politicians want to bail out the subprime borrowers, or at least some of them facing adjustable rate increases, in a hastily concocted, highly convoluted rescue plan. Your first clue that the cure will be worse than the disease is when politicos from both sides agree that, "We have got to do something drastic, and we have to do it quickly."

Does anybody else think it noteworthy that the highest delinquency rate since 1986 (the third quarter of 2007: 5.59% overall, 16.31% subprime) took place in a 4.0% real GDP growth economy with near record low 4.6% unemployment? Delinquencies are not up because rates have gone up; that has yet to occur. They are not up because the economy is weak, or because jobs have been lost; that hasn't happened. Mortgages are going bad because people who had no business buying houses bought houses! Why should we bail out a borrower who was credulous enough to believe he could handle a $400,000 loan with an income of $55,000? Additionally, there will be great difficulty determining who should get forbearance, raising fairness issues. A bailout also jeopardizes the sanctity of contracts. Many of these mortgages have been packaged into pools and purchased by investors. Unilaterally changing the terms of the indenture poses an enormously bad precedent. As you might expect, Washington is hinting at more involvement by the Federal Housing Administration (FHA: code words for taxpayer bailout).

Deutsche Bank and other firms have tried to estimate the magnitude of the mortgage crisis. The best guess is that there will be $75 billion to $350 billion of additional portfolio or balance sheet markdowns ($75 billion have already been taken). The ultimate losses will not be known for years. The Wall Street Journal believes total losses will be about as great as that of the Savings & Loan crisis in the 1985-1995 period. Although the numbers are large, it is important to keep a couple of things in mind. First, the economy is huge and the underlying capital far exceeds these losses. Second, most of the participants are professionals. Caveat Emptor. Wall Street traders, hedge funds and CNBC/Cramer all whine for rate relief under the guise that it will save the economy (along with freedom and democracy). Protecting speculative behavior is a classic moral hazard. It is beneficial for our system that participants are reminded periodically that excessive speculation results in loss. It will be healthy to see strong balance sheets mean something again. It is sad to have to mention Cramer and Bernanke in the same sentence, but both seem deathly afraid of a recession. Despite the gruesome headlines, we do not see it causing permanent damage to the real economy.

As this is written (mid-December), Citigroup, after denying they were obligated to provide support to faltering structured investment vehicles (SIVs), assumed at least $49 billion of debt to avoid forced asset sales. These moves follow on the heels of HSBC's $45 billion SIV remedial action. It also quietly ended the notion that a "super conduit" SIV could somehow save these companies from facing the music. The SIV fiasco is another example of how banks and brokers booked income without taking reserves for promises or implied promises. The obligations were not reflected on the balance sheet, thereby giving the illusion that returns on assets and equities (ROA and ROE) were quite attractive, when in fact they were not. It will come as no surprise that the ultimate losses will vastly exceed the "profits" these schemes generated in the manic phase.

Citigroup's SIV bomb follows a $5.9 billion write-down in their collateralized debt obligation (CDO) portfolio. Analysts speculate that an additional $11 billion CDO markdown is needed to reflect prevailing conditions. Incidentally, Citigroup's equity is $127 billion (and falling), supporting $2.35 trillion of assets… a pretty skinny 5.4% equity-to-assets ratio. While the CDO nightmare is a little bit different than the SIV issue, in spirit they are the same. Citigroup was able to garner huge fees for creating and investing in CDOs even though the underlying economics were not sound. The ultimate losses will not be known for years.

As most of these structured finance schemes dry up, there is fear of a widespread credit crunch. Some economic commentators claim we are already in a liquidity and credit squeeze. Each day we get a new round of bank announcements about extraordinary reserve actions. PNC, Wachovia, Bank of America… the list goes on. Banks are leery of lending to each other, creating a sizeable gap between Libor rates and the Fed Funds rate. The Fed recently extended $40 billion of loans to the banking system. Frankly, we think it is unseemly for the Fed to be running around injecting liquidity, lowering rates, brokering deals and so forth in an effort to save companies from atoning for their sins. The ultimate cure is cleaner and quicker if the free market is allowed to work.

Furthermore, while there is clearly some credit tightening, we do not buy the argument that we are in a credit crunch. Creditworthy borrowers have access to financing. There are pools of capital everywhere, as evidenced by the recent capital infusions into Citigroup, UBS, eTrade, and MBIA. There are pools of capital buying land from desperately overextended homebuilders. Hedge funds are investing in nonperforming bank loans. There are bankers crawling over each other for garden-variety asset-based lending. The media is full of advertising for mortgages, car loans and credit cards. Yes, the standards are higher for getting money, but that is a good, not a bad thing. Credit standards were loose for so long, it is not surprising that there is some retrenchment. Some markets, such as Florida and California, may get even more difficult. If credit does become scarce in certain circumstances and a CountryWide or Washington Mutual goes bankrupt, it would likely rattle the markets in the near term, but we do not think it would have an especially negative long-term impact. The pool of money around the world is too large.

Corporate Profits and Valuation

Standard & Poor's 500 Index (S&P 500) earnings dropped 8% in the September quarter -- the first decline in over five years. Final numbers for the broader market are not yet available, but they look similar. Fourth quarter earnings growth also appears to be coming in negative. Falling financial company earnings were a large factor in the back half of 2007 and may continue to put a damper on profits in 2008. Stubbornly high energy and raw material costs have impacted a broad swath of other industries. Currently, the 2008 price-to-earnings (P/E) multiple for the S&P 500, based on the midpoint of Goldman Sachs' operating and reported estimates, is 15.3. While these valuation measures are only modestly above long-term averages, other metrics such as price-to-sales, enterprise value-to-earnings before interest, taxes, depreciation and amortization (EV/EBITDA), and price-to-cash flow remain well above historical means.

Outlook

Making any kind of definitive statement about future earnings or returns is hazardous. Earnings and returns fluctuate wildly over the short run. Two years ago we showed that only four times in the 51-year history of the S&P 500 did the annual return fall within two percentage points on either side of the long term average of 10.0%. Returns of 15.8% for 2006 and 5.5% for 2007 were both outside of the range. Earnings growth has averaged 7.9% on an operating basis and approximately 7.0% on a reported basis over the past half-millennium, but the overall volatility of this series has also been very high. Only three of the past 52 years fall within two percentage points on either side of the 7.0% average growth rate. It is always amusing to listen to the experts predict with confidence what earnings and returns will look like in the coming year. Most play it safe with a mid-to-high single-digit growth rate estimate, almost assuring themselves of a bad miss.

Our portfolios remain attractive today. That will not ensure great performance, but it is a good start. On most valuation measures, the portfolios are trading at greater than a 25% discount to the S&P 500. The balance sheets are stronger and return on invested capital (ROIC) is above average. This gives us confidence over our standard three-to-five-year investment time horizon. Investors may have to endure some pain in the aftermath of the mortgage debacle, but we do not think it will last a long time.

Thank you for your confidence in Fiduciary Management, Inc.

Fiduciary Management, Inc.
Large Cap Equity Composite
12/31/2000 - 12/31/2007

Year	Total Return Gross of Fees %	Total Return Net of Fees %	*Benchmark Return %	Number of Portfolios	Dispersion %	Total Composite Assets End of Period ($ millions)	Total Firm Assets End of Period ($ millions)	Percentage of Firm Assets %
2001	20.47	19.70	-11.89	1	0.00	$ 3.6	$ 1,458.2	0.25%
2002	-13.33	-14.11	-22.10	8	0.17	$ 14.0	$ 1,731.0	0.81%
2003	34.29	33.15	28.68	4	0.86	$ 20.8	$ 2,927.0	0.71%
2004	19.15	18.70	10.88	10	0.47	$ 48.9	$ 3,085.8	1.58%
2005	9.84	9.55	4.88	28	0.29	$ 192.2	$ 3,174.4	6.05%
2006	17.38	17.09	15.80	49	0.30	$ 491.0	$ 3,589.4	13.68%
2007**	4.52	4.33	5.50	86	0.47	$ 1,000.8	$ 3,960.0	25.28%

*Benchmark: S&P 500 Index®
** Returns are subject to reconciliation and verification.

Returns reflect the reinvestment of dividends and other earnings.

The above table reflects past performance.   Past performance does not guarantee future results.   A client's investment return may be lower or higher than the performance shown above.   Clients may suffer an investment loss.

Fiduciary Management, Incorporated (FMI) of Milwaukee has prepared and presented this report in compliance with the Global Investment Performance Standards (GIPS®). FMI has received a firm-wide GIPS verification for the period 12/31/1993 – 09/30/2007. In addition, the FMI Large Cap Equity Composite has received a performance examination for the period 12/31/2000 – 09/30/2007.

FMI was founded in 1980 and is an independent investment -counseling firm registered with the SEC and the State of Wisconsin. The firm manages over $4.0 billion in assets of pension and profit sharing trusts, mutual funds, Taft-Hartley funds, insurance company portfolios, endowments and personal trusts. The firm includes both institutional and mutual fund business. Although the firm has participated in wrap programs, it is a separate and distinct business, and is excluded from firm-wide assets.

The FMI Large Cap Equity Composite was created in December 2000. These accounts primarily invest in medium to large capitalization US equities.

The FMI Large Cap Equity Composite reflects time-weighted and asset-weighted returns for all discretionary accounts. From December 31, 2000 thru September 30, 2002 all accounts included were managed for at least one quarter, from October 1, 2002 to present all accounts were managed for at least one month. All returns are calculated using United States Dollars and are based on monthly valuations using trade date accounting. All accounts in this composite are fee paying. Gross of fees returns are calculated gross of management fees and custodial fees and net of transaction costs.   Net of fees returns are calculated net of management fees and transaction costs and gross of custodial fees.
Dispersion is calculated using the standard deviation of all accounts in the composite for the entire period.

Currently, the advisory fee structure for the FMI Large Cap Equity Composite portfolios is as follows:

Up to $25,000,000                        0.65%
$25,000,001-$50,000,000            0.55%
$50,000,001-$100,000,000          0.45%
$100,000,001 and above               0.35%

The firm generally requires a minimum of $3 million in assets to establish a discretionary account. High Net Worth individuals may establish an account with a minimum of $1,000,000, however, the firm reserves the right to charge a minimum dollar fee for High Net Worth individuals depending on the client servicing involved. The minimum account sizes do not apply to new accounts for which there is a corporate, family, or other substantial relationship to existing accounts. In addition, the firm reserves the right to waive the minimum account size and minimum annual fee under certain circumstances. A complete list and description of all firm com posites is available up on request.
Additional information regarding policies for calculating and reporting returns is also available upon request.

The S&P 500 Index® is an unmanaged index generally representative of the U.S. market for large capitalization stocks. FMI uses the S&P 500 Index® as its primary index comparison.